Exhibit 12




                         RATIO OF EARNINGS TO FIXED CHARGES



                Twenty-Six Weeks Ended                   Fiscal Year Ended
                November 24,November 26,   May 26, May 28, May 29, May 30, May 31,
                   1996       1995         1996     1995    1994    1993    1992
Ratio of Earnings
  to Fixed Charges 7.68       7.87         6.94     4.10    6.18    8.62    9.28


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations, plus pretax earnings or losses of joint ventures plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.